Exhibit 4.6

Lombard Medical, Inc.
Lombard Medical House 4 Trident Park, Didcot, Oxon, OX11 7HJ, UK Tel: +44 (0)1235 750800 Fax: +44 (0)1235 750879
December 28, 2015
Private & Confidential – by email/hand
 Dr Peter Phillips

Re: Modification to Contract of Employment

Dear Peter,
On behalf of the board of directors of Lombard Medical, please let this letter serve to confirm changes to the termination provisions of your Contract of Employment (“the Contract”) with Lombard Medical. The changes apply in the event of a “Change of Control”.
Change in Control shall be defined as (i) the consummation of a merger or consolidation of the Company with or into another entity, (ii) the dissolution, liquidation or winding up of the Company or (iii) the sale of all or substantially all of the Company’s assets.
The foregoing notwithstanding, a merger or consolidation of the Company shall not constitute a “Change in Control” if immediately after such merger or consolidation a majority of the voting power of the capital stock of the continuing or surviving entity, or any direct or indirect parent corporation of such continuing or surviving entity, will be owned by the same persons who were the Company’s stockholders immediately prior to such merger or consolidation in substantially the same proportions as their ownership of the voting power of the Company’s capital stock immediately prior to such merger or consolidation.
Upon execution of this letter agreement, the termination provisions of the aforementioned Contract (clauses 4 and 8) are hereby amended to include this additional clause below. Other than where the summary termination provisions apply, in the event of termination of your employment by the Company, including a Change in Control, or Executive’s resignation for good reason (such as a material change in your duties or responsibilities, a material adverse relocation of primary work location, the failure of the Company to renew the term of the employment agreement, the material failure of the Company or any successor entity to perform its obligations under your Contract or your resignation for any reason during the twelve (12) month period after a Change in Control), the Company shall provide for a Payment in Lieu of Notice (PILON) to include all amounts due pursuant to the contractual provisions.
• The PILON shall be a lump sum payment equal to twelve (12) months of the then current base salary, pro-rated bonus, car allowance and continuation of health care benefits.
• Benefits shall be defined as the cost of continuing health care coverage.
• In the event of a Change in Control as defined herein, you shall be paid a portion of the bonus on a pro-rated bonus for the year in which the termination occurs based upon 100% of the target bonus amount
• The PILON shall include your entitlement to Statutory Notice under the Employment Rights Act 1996 (and successor legislation) in the event of your termination being on the grounds of Redundancy, but would not include your entitlement to a Statutory Redundancy Payment. Payment of your entitlement to Statutory Redundancy Pay would be in line with legislation as in place at your date of termination, and would be in addition to the payments outlined above.

Please indicate your acceptance of this modification of your Contract by signing and returning a copy of this letter to Mrs. Kate Forster.

Yours Sincerely,
/s/ Simon Hubbert
Simon Hubbert
Chief Executive Officer

I Peter Phillips understand and agree to this modification of the terms and conditions of my employment I understand the other terms and conditions of my contract of employment remain unchanged.

Signed:	/s/ Peter Phillips	Dated: 10 January 2016